UNITED STATES OF AMERICA
                              before the
                  SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

Select Energy Services, Inc.            Report for Period
24 Prime Parkway                        July 1, 2004 to
Natick, MA  01760                       September 30, 2004
                                        Pursuant to Rule 24

File No.  70-8086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Select Energy Services, Inc.(SESI), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR No. 35-26108 and 35-26335 and 35-26564, SESI is authorized to provide energy management services, demand side management services and consulting services. SESI is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1. A summary balance sheet and an income statement (unaudited) for the three-month period ended September 30, 2004. See
     Exhibit A.

2. A narrative description of SESI's activities undertaken during the quarter and the type of customers for which services were rendered. Exhibit B.

As requested by order of this Commission pursuant to the Public
Utility Holding Company Act of 1935, SESI has duly caused this report to be signed on the Fourth day of November 2004

                                   Select Energy Services, Inc.
                                   By:

                                   /s/ Linda A. Jensen
                                   Linda A. Jensen
                                   Vice President - Finance

                                    EXHIBIT A

                         SELECT ENERGY SERVICES, INC.

                         BALANCE SHEET - September 30, 2004


                                      ASSETS


CURRENT ASSETS:                                        2004
                                                   -----------
    Cash and cash equivalents                       $21,628,433
    Contract receivables, current,
    less allowance for uncollectibles of $1,393,967
45,816,560
    Other current assets                              8,742,950
                                                   ------------
                  Total current assets               76,187,943
                                                   ------------
PROPERTY AND EQUIPMENT                                8,477,212
    Less accumulated depreciation and amortization    5,282,763
                                                   ------------
                  Net property and equipment          3,194,449
                                                   ------------
OTHER ASSETS                                        134,056,688

TOTAL ASSETS                                       $213,439,080
                                                   =============


                    LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
    Accounts Payable                                $14,351,926
    Accrued Expenses                                  6,475,016
    Accrued Income Taxes                              1,326,829
    Other Current Liabilities                         6,376,476
                                                    ------------
                  Total current liabilities          28,530,247
                                                    ------------

OTHER LIABILITIES:
    Deferred income tax liability                     2,001,195
    Other                                           149,022,032
                                                    ------------
                  Total other liabilities           151,023,227
                                                   ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares                      100
    Additional paid-in-capital                      25,150,000
    Retained Earnings                                8,735,506
                                                   -----------
                  Total stockholder's equity        33,885,606

       TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $213,439,080
                                                  ============

                           SELECT ENERGY SERVICES, INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED September 30, 2004

REVENUES                                           $ 52,784,132

COST OF REVENUES                                     46,330,691
                                                   ------------
    Gross profit                                      6,453,441

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES          5,775,536
                                                   ------------
    Operating income                                    677,905
                                                   ------------
INTEREST INCOME (EXPENSE)
    Interest income                                   2,380,932
    Interest expense                                 (2,101,165)
                                                   -------------
                                                        279,767
                                                   -------------
    Income before income tax expense                    957,672

INCOME TAX EXPENSE                                      405,087

   Net Income (Loss)                                 $  552,585
                                                   ==============

                                      EXHIBIT B

                              SELECT ENERGY SERVICES, INC.
                       REPORT FOR July 1 - September 30, 2004


                          NARRATIVE DESCRIPTION OF SERVICES


Energy Management Services

SESI provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment, co-generation equipment, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed, and installation of plumbing and mechanical systems; assistance in identifying and arranging third-party financing for project installations; training in and the operation of energy efficient equipment; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals, federal facilities and other government facilities. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.